UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Zhaopin Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.01 per share

(Title of Class of Securities)

98954L103

(CUSIP Number)

Katie Andrews

c/o Consolidated Press Holdings Pty Limited

Level 39

161 Castlereagh Street

Sydney, NSW 2000

Australia

+61 (0)2 9268 9800

with copies to:

Elizabeth Pagel Serebransky

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98954L103

1	NAME OF REPORTING PERSON. Consolidated Press International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 16,666,666 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 16,666,666 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,666,666 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 37.98%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1)	All percentages are based on an aggregate of 27,124,609 shares of Class A ordinary shares issued and outstanding June 21, 2017 (excluding 12,831,018 Class A ordinary shares issued to the ADS Depositary and reserved for future grants under the Issuer’s share incentive plans), as reported in the Issuer’s Schedule 13e-3 filed on June 21, 2017 and the conversion of the reporting person’s Class B ordinary shares into Class A ordinary shares, calculated as required pursuant to Rule 13d-3(d)(i) of the Securities Exchange Act of 1934. If all 84,926,543 Class B ordinary shares issued and outstanding as of June 21, 2017 were converted into Class A ordinary shares, the reported percentage would be 14.86%.

CUSIP No. 98954L103

1	NAME OF REPORTING PERSON. CPH Zhaopin Holdings Unit Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,666,666 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 16,666,666 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,666,666 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 37.98%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	All percentages are based on an aggregate of 27,124,609 shares of Class A ordinary shares issued and outstanding June 21, 2017 (excluding 12,831,018 Class A ordinary shares issued to the ADS Depositary and reserved for future grants under the Issuer’s share incentive plans), as reported in the Issuer’s Schedule 13e-3 filed on June 21, 2017 and the conversion of the reporting person’s Class B ordinary shares into Class A ordinary shares, calculated as required pursuant to Rule 13d-3(d)(i) of the Securities Exchange Act of 1934. If all 84,926,543 Class B ordinary shares issued and outstanding as of June 21, 2017 were converted into Class A ordinary shares, the reported percentage would be 14.86%.

CUSIP No. 98954L103

1	NAME OF REPORTING PERSON. Ridgegate Proprietary Limited, as Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,666,666 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 16,666,666 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,666,666 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 37.98%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	All percentages are based on an aggregate of 27,124,609 shares of Class A ordinary shares issued and outstanding June 21, 2017 (excluding 12,831,018 Class A ordinary shares issued to the ADS Depositary and reserved for future grants under the Issuer’s share incentive plans), as reported in the Issuer’s Schedule 13e-3 filed on June 21, 2017 and the conversion of the reporting person’s Class B ordinary shares into Class A ordinary shares, calculated as required pursuant to Rule 13d-3(d)(i) of the Securities Exchange Act of 1934. If all 84,926,543 Class B ordinary shares issued and outstanding as of June 21, 2017 were converted into Class A ordinary shares, the reported percentage would be 14.86%.

CUSIP No. 98954L103

1	NAME OF REPORTING PERSON. James D. Packer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 16,666,666 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 16,666,666 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,666,666 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 37.98%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	All percentages are based on an aggregate of 27,124,609 shares of Class A ordinary shares issued and outstanding June 21, 2017 (excluding 12,831,018 Class A ordinary shares issued to the ADS Depositary and reserved for future grants under the Issuer’s share incentive plans), as reported in the Issuer’s Schedule 13e-3 filed on June 21, 2017 and the conversion of the reporting person’s Class B ordinary shares into Class A ordinary shares, calculated as required pursuant to Rule 13d-3(d)(i) of the Securities Exchange Act of 1934. If all 84,926,543 Class B ordinary shares issued and outstanding as of June 21, 2017 were converted into Class A ordinary shares, the reported percentage would be 14.86%.

Schedule 13D

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed by Consolidated Press International Holdings Limited (“CPIH”), CPH Zhaopin Holdings Unit Trust (“CPH Trust”), Ridgegate Proprietary Limited (“Ridgegate”), as Trustee of the CPH Trust, and James D. Packer (collectively, the “Reporting Persons”, and each, a “Reporting Person”) and amends and supplements the Schedule 13D (the “Schedule 13D”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on December 19, 2014 that reported the acquisition of Class A ordinary shares of the Issuer, par value $0.01 per share (the “Class A ordinary shares”) issuable upon conversion of Class B ordinary shares, par value $0.01 per share (the “Class B ordinary shares”).

Item 2 Identity and Background

The address of the Business/Principal Office of the CPH Trust, Ridgegate and Mr. Packer are revised as set forth below:

Name	Address of Business/Principal Office
CPH Zhaopin Holdings Unit Trust	Level 39 161 Castlereagh Street Sydney NSW 2000 Australia
Ridgegate Proprietary Limited	Level 39 161 Castlereagh Street Sydney NSW 2000 Australia
James D. Packer	c/o Consolidated Press Holdings Pty Limited Level 39 161 Castlereagh Street Sydney NSW 2000 Australia

Information regarding the officers and directors of CPIH and Ridgegate is revised, as set forth on Annex A hereto.

The agreement among the Reporting Persons relating to the joint filing of this Amendment No. 1 is filed as Exhibit 99.3 hereto.

Item 4 Purpose of Transaction

Item 4 is hereby amended by adding the following information at the end thereof:

On June 21, 2017, Ridgegate, in its capacity as trustee of the CPH Trust, entered into a share purchase agreement with Zebra Mergerco, Ltd. (“Merger Company”), an entity owned by affiliates of Hillhouse Capital Management and FountainVest Partners (the “Purchase Agreement”). Pursuant to the Purchase Agreement, and subject to satisfaction of the conditions set forth therein, Ridgegate has agreed to sell, and Merger Company has agreed to purchase, 16,666,666 Class B ordinary shares (the “Shares”) beneficially owned by the Reporting Persons for a price of $9.10 per share. The price per share is subject to increase as set forth in the Purchase Agreement. The Shares constitute all of the shares of the Issuer beneficially owned by the Reporting Persons. On the date of the Purchase Agreement, Merger Company delivered to CPH Trust a deposit equal to 10% of the aggregate purchase price for the Shares, which deposit will be credited against the purchase price for the Shares.

The sale and purchase of the Shares is expected to close prior to the consummation of the Merger during the third quarter of 2017. If, as of the date that is 90 days following the date of the Purchase Agreement, Merger Company has not been legally permitted to consummate the sale and purchase of the Shares, then, subject to the conditions set forth in the Purchase Agreement, Merger Company will deposit the balance of the purchase price for the Shares with CPH Trust and CPH Trust will hold the Shares in trust for Merger Company. If the record date for the extraordinary general meeting of the Issuer’s shareholders with respect to the merger contemplated by the merger agreement dated April 6, 2017 and previously disclosed by the Issuer occurs prior to the sale and purchase of the Shares, Ridgegate, in its capacity as trustee of the CPH Trust, has agreed to vote all Shares in favor of such merger.

Upon consummation of the sale and purchase of the Shares, which is subject to expiration of the waiting period following the filing of the Schedule 13e-3 with the SEC pursuant to Rule 13e-3 of the Exchange Act and other customary closing conditions, Merger Company will acquire beneficial ownership of such 16,666,666 Class B ordinary shares (which will automatically convert from Class B ordinary shares to Class A ordinary shares pursuant to the terms of the Issuer’s memorandum and articles of association).

The foregoing description of the Purchase Agreement is qualified in its entirety by the full text of the Purchase Agreement, which is filed as an exhibit to this Amendment No. 1 and incorporated by reference herein.

On April 6, 2017, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with SEEK International Investments Pty Ltd. (“Parent”) and Merger Company. The Merger Agreement provides for the merger of Merger Company with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company (the “Surviving Company”) after the Merger. At the effective time of the Merger (the “Effective Time”), the Issuer will be beneficially owned by Parent, Hillhouse Capital Fund III, L.P., FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P. and FountainVest China Growth Capital-A Fund II, L.P.

Item 5 Interest in Securities of the Issuer

Items 5(a) and 5(b) are hereby amended to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Class A ordinary shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Class A ordinary shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

CPH Trust holds 16,666,666 Class B ordinary shares of the Issuer directly. The Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis. CPH Trust is an indirect wholly-owned subsidiary of CPIH and James D. Packer is the ultimate controller of CPIH. As a result, each of CPIH and Mr. Packer may be deemed to beneficially own the 16,666,666 Class B ordinary shares held directly by CPH Trust, and the Class A ordinary shares issuable upon conversion thereof, and share voting and investment power over such shares. Mr. Packer, CPIH and each of his and its affiliated entities and the officers, partners, members, and managers thereof, other than CPH Trust and Ridgegate, disclaims beneficial ownership of the shares held directly by CPH Trust.

The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following information at the end thereof:

The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference.

Item 7 Materials to Be Filed as Exhibits

Item 7 is hereby supplemented by adding the following exhibits in appropriate numerical order:

Exhibit	Description
99.3	Joint Filing Agreement, dated as of June 21, 2017, by and between Consolidated Press International Holdings Limited, CPH Zhaopin Holdings Unit Trust, Ridgegate Proprietary Limited and Mr. James Packer.

99.4	Share Purchase Agreement, dated as of June 21, 2017, by and among Zebra Mergerco, Ltd. and Ridgegate Proprietary Limited, in its capacity as trustee of the CPH Zhaopin Holdings Unit Trust (incorporated by reference to Exhibit (d)-(6) of the Schedule 13e-3 filed by Zhaopin Limited filed with the SEC on June 21, 2017).

Annex A

Directors and Executive Officers of Consolidated Press International Holdings Limited

Name	Address of Business/Principal Office	Principal Business/Occupation	Citizenship
James D. Packer	c/o Consolidated Press Holdings Pty Limited Level 39 161 Castlereagh Street Sydney NSW 2000 Australia	Chairman of Consolidated Press Holdings Pty Limited	Australia
Guy Jalland	c/o Consolidated Press Holdings Pty Limited Level 39 161 Castlereagh Street Sydney NSW 2000 Australia	Chief Executive Officer of Consolidated Press Holdings Pty Limited	Australia
Michael R. Johnston	c/o Consolidated Press Holdings Pty Limited Level 39 161 Castlereagh Street Sydney NSW 2000 Australia	Finance Director of Consolidated Press Holdings Pty Limited	Australia

Directors and Executive Officers of Ridgegate Proprietary Limited

Name	Address of Business/Principal Office	Principal Business/Occupation	Citizenship
Guy Jalland	c/o Consolidated Press Holdings Pty Limited Level 39 161 Castlereagh Street Sydney NSW 2000 Australia	Chief Executive Officer of Consolidated Press Holdings Pty Limited	Australia
Michael R. Johnston	c/o Consolidated Press Holdings Pty Limited Level 39 161 Castlereagh Street Sydney NSW 2000 Australia	Finance Director of Consolidated Press Holdings Pty Limited	Australia

None of the foregoing directors or executive officers of CPIH or Ridgegate beneficially own any Issuer Class A ordinary shares. None of the directors or executive officers of CPIH or Ridgegate has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2017

CONSOLIDATED PRESS INTERNATIONAL
HOLDINGS LIMITED

By:	/s/ Michael R. Johnston
Name: Michael R. Johnston
Title: Director

CPH ZHAOPIN HOLDINGS UNIT TRUST

By: Ridgegate Proprietary Limited, as Trustee

By:	/s/ Michael R. Johnston
Name: Michael R. Johnston
Title: Director

RIDGEGATE PROPRIETARY LIMITED

By:	/s/ Michael R. Johnston
Name: Michael R. Johnston
Title: Director

JAMES D. PACKER

*

* The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Power of Attorney executed on behalf of Mr. Packer and filed with the original Schedule 13D.

By:	/s/ Michael R. Johnston
Name: Michael R. Johnston
Attorney-in-Fact